Response Biomedical Corporation Announces Strategic Partnership
with Roche Diagnostics To Commercialize Cardiovascular Tests

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, June 26, 2008– Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced today that it has entered into an agreement granting rights to Roche Diagnostics to market its line of cardiovascular point-of-care (POC) tests worldwide. Roche Diagnostics’ comprehensive sales and marketing infrastructure allows for broad worldwide penetration of Response Biomedical’s cardiovascular line.

“We are extremely pleased to partner with Roche Diagnostics, a world leader in clinical diagnostics. Their distribution and marketing capabilities will be strategically important in quickly expanding the reach of our products into the marketplace,” said S. Wayne Kay, Chief Executive Officer, Response Biomedical Corporation. “This collaboration significantly enhances our commercialization strategy and sets the stage for rapid market expansion. Furthermore, we are exploring the application of our proprietary RAMP® platform to other clinical areas where its unique advantages can be leveraged to improve patient care.”

The RAMP® cardiovascular product line includes Troponin I, CK-MB, Myoglobin and NT-proBNP Tests. The Company is awaiting U.S. Food and Drug Administration 510(k) clearance before the NT-proBNP Test can be sold in the U.S.

“Our collaboration with Response Biomedical Corporation is an important step to further expand our presence in the dynamically growing POC cardiac market, expecting double-digit growth over the coming years,” said Dirk H. Ehlers, Head of Roche Professional Diagnostics. “The Roche POC portfolio will be enhanced by the addition of the RAMP® cardiovascular product line and will allow us to target key global markets by responding to customer demands for choice in systems for different throughput and parameter needs.”

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

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In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests. In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world’s biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people’s health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, and is a market leader in virology. It is also active in other major therapeutic areas such as autoimmune diseases, inflammatory and metabolic disorders and diseases of the central nervous system. In 2007 sales by the Pharmaceuticals Division totaled 36.8 billion Swiss francs, and the Diagnostics Division posted sales of 9.3 billion francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invested over 8 billion Swiss francs in R&D in 2007. Worldwide, the Group employs about 79,000 people. Additional information is available on the Internet at www.roche.com.

Analyst Conference Call
An Analyst Conference Call will be conducted today, Thursday, June 26, 2008 at 11:30 a.m. Eastern Time/8:30 a.m. Pacific Time. Analysts and institutional investors are invited to dial in to the call at 1-706-634-5011 or toll free in North America at 1-866-234-7330. Media and all other interested parties are asked to listen to the Web cast at http://viavid.net/dce.aspx?sid=000052AC. The Web cast will be available for 90 days following the live transmission.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to ourplanned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability

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to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers and distributors; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 40-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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